September 30, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 5 to Registration Statement on Form F-1
           Filed September 20, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 63

1. We note the response to comment 3 and the contractual agreement for account executives included as Exhibit 10.9. Please revise your disclosures to address the items below.
           Quantify any amounts you have paid for office and ancillary facilities for account executives during the periods presented, and clarify where such amounts are included in your financial statements.
           Disclose and quantify any defaulted payments or damages incurred by you from clients introduced or handled by account executives, as well as any guarantee payments received by you from account executives as the guarantors and primary obligors of such amounts.
2. Refer to your response to comment 3. Please revise to clarify what you mean by "active"
 September 30, 2024
Page 2

       account executives and and how many agreements you have outstanding. In addition, we note your disclosure that "[t]he commission rates shall be revised at the discretion of the
       Company from time to time." Please tell us the factors you consider regarding whether to revise the commission rates, whether you regularly review the commission rates and how often you revise the commission rates. Also disclose whether the agreements you have with your account executives are exclusive such that they cannot provide the same or similar services for another company.
Business, page 86

3. We note that business procured by account executives appears to constitute a material portion of revenues and operating expense during the periods presented. Please revise your disclosures, here and elsewhere as appropriate, to provide a detailed discussion of your arrangements with the account executives. This should include, but not be limited to:
           services they provide and costs incurred by you for these services; contractual responsibilities of account executives, including with regards to
           guarantees;
           if applicable, actions taken by account executives to ensure that referred clients trade within set limits, to recover defaulted payments, and to make margin calls;
           clarification of whether commission rebates are required to be or have been repaid to you or forfeited as a result of serious breaches of contractual obligations; and
           discussion of indemnity amounts, if any.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Loans to Customers, page F-9

4. We note your disclosure that you charge off any delinquent margin loans, including the accrued interest on such loans, no later than 90 days past due. Please revise your disclosures to also clarify your consideration of margin loans with collateral deficiency, such as whether you consider them to be delinquent, how and when any deficiency amounts are charged off, and where charge offs flow through your financial statements.
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance